December 17, 2019

Bing Chen
President and Chief Executive Officer
Atlas Corp.
2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada

       Re: Atlas Corp.
           Registration Statement on Form F-4
           Filed November 22, 2019
           File No. 333-234820

Dear Mr. Chen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 Filed November 22, 2019

Proposal I: The Holding Company Reorganization Proposal
Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of
Directors, page 33

1. You identify several factors on page 33 that led the Seaspan board of directors to approve the Merger Agreement and recommend that holders vote for the holding company reorganization proposal. Please expand this disclosure to more fully explain how these factors drove the board's decision. For example, please describe Seaspan's "projected financial condition" and "earnings prospects," and explain why the board believed they would be improved by the holding company reorganization. As another example, with regard to the "restrictions imposed by Seaspan's material agreements on the ability of
 Bing Chen
FirstName LastNameBing Chen
Atlas Corp.
Comapany17, 2019 Corp.
December NameAtlas
Page 2
December 17, 2019 Page 2
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         Seaspan to realize on potential strategic growth opportunities," please identify these material agreements and clarify how they restrict Seaspan from realizing potential strategic growth opportunities. Refer to Item 4(a)(2) of Form F-4.
2. We note that you identify on page 33 the facilitation of the APR Acquisition as a reason for the Seaspan board's approval of the holding company reorganization. We further note
         Seaspan's statement in Exhibit 99.1 included with the Form 6-K filed on November 22,
         2019 that "APR is a compelling strategic global energy platform." Please expand your disclosure in this section to briefly describe APR Energy's business and to explain how its acquisition affected the Seaspan board's decision to enter into the reorganization.
Interests of Seaspan's Directors and Executive Officers in the Holding Company Reorganization, page 34

3. We note your disclosure on pages 45 and 46 that Fairfax Financial Holdings Limited beneficially holds 42.3% of Seaspan common shares and will be your largest shareholder upon consummation of the reorganization. You also disclose on page 45 that Fairfax's affiliates have designated two directors, Mr. Chin (who serves as a managing director of
         Fairfax's wholly-owned subsidiary) and Mr. Wallace (who serves as a director of APR
         Energy) to your board. Furthermore, we note you disclose on page 15 that Fairfax is a shareholder in APR Energy and is listed as one of the sellers in the APR Acquisition
         Agreement. Please expand this section to disclose these interests and to describe the involvement of Mr. Chin, Mr. Wallace, and Fairfax in identifying APR Energy as an acquisition target and in subsequently negotiating the terms of the acquisition.
General

4. Provide us with an analysis that explains how you evaluated the significance of the APR
         Energy acquisition for purposes of Rule 3-05 and Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Bing Chen
Atlas Corp.
December 17, 2019
Page 3

        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at
202-551-3421 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



FirstName LastNameBing Chen                                Sincerely,
Comapany NameAtlas Corp.
                                                           Division of
Corporation Finance
December 17, 2019 Page 3                                   Office of Energy &
Transportation
FirstName LastName